UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)1

Summit Properties Partnership, L.P.

(Name of Issuer)

Common Units of Limited Partnership Interest

(Title of Class of Securities)

N/A

(Cusip Number)

Steven R. LeBlanc
309 East Morehead Street
Suite 200
Charlotte, NC 28202
(704) 334-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 27, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 7 Pages)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A			Page 2 of 7 Pages

1.	Name of Reporting Person: Summit Properties Inc.		I.R.S. Identification Nos. of above persons (entities only): 56-1857807

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Maryland

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 26,390,157(1)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 26,390,157(1)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 26,390,157(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 88.2%(1)

14.	Type of Reporting Person (See Instructions): CO

(1)     On May 27, 2003, the Reporting Person also beneficially owned 302,370 common units which constituted its general partnership interest in Summit Properties Partnership, L.P. The Reporting Person's general and limited partnership interests, which were represented by a total of 26,692,527 common units, entitled it to share in 88.3% of the cash distributions from, and profits and losses of, Summit Properties Partnership, L.P. available to the holders of common units.

2

     This Amendment No. 8 to Schedule 13D amends the statement on Schedule 13D which was filed by Summit Properties Inc. (the “Reporting Person”) on March 15, 1999 and amended by the Reporting Person on December 30, 1999, May 11, 2000, March 9, 2001, August 15, 2001, February 15, 2002, August 15, 2002 and February 19, 2003 (as so amended, the “Initial Statement”) and relates to common units of limited partnership interest (“Units”) in Summit Properties Partnership, L.P., a Delaware limited partnership (the “Issuer”). The Initial Statement is hereby amended as set forth below. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Initial Statement.

ITEM 2. Identity and Background.

     Item 2 is hereby amended by attaching hereto and incorporating herein a revised Schedule I which replaces in its entirety the Schedule I included as a part of the Initial Statement.

ITEM 4. Purpose of Transactions.

     Item 4 of the Initial Statement is hereby amended and supplemented by adding thereto the following information:

     Information regarding the nature of the acquisitions and dispositions of Units by the Reporting Person on the relevant dates with respect to this report is set forth on Schedule II hereto, which is incorporated herein by reference.

ITEM 5. Interest in Securities of the Issuer.

     Item 5(a) is hereby amended and restated as follows:

     (a)  The Reporting Person beneficially owned 26,390,157 Units, or approximately 88.2% of the outstanding Units, as of May 27, 2003. The Reporting Person also beneficially owned 302,370 common units which constituted its general partnership interest in the Issuer. The Reporting Person’s general and limited partnership interests, which were represented by a total of 26,692,527 common units, entitled it to share in 88.3% of the cash distributions from, and profits and losses of, the Issuer available to the holders of common units. Information regarding the number and percentage of Units beneficially owned by directors and executive officers of the Reporting Person is set forth on Schedule I.

     Item 5(c) is amended by attaching hereto and incorporating herein a revised Schedule II which replaces in its entirety the Schedule II included as a part of the Initial Statement.

(Page 3 of 7 Pages)

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

August 6, 2003 (Date)

/s/ Paul R. Rozelle (Signature)

Paul R. Rozelle Vice President and Controller (Name/Title)

(Page 4 of 7 Pages)

SCHEDULE I

	Principal Occupation or	Number of Units
	Employment/	Beneficially Owned
Name	Name and Address of Business (1)	(2)

Director and Executive Officer:

Steven R. LeBlanc	President and Chief Executive Officer of the Reporting Person	-0-

Directors:

William F. Paulsen	Co-Chairman of the Board of Directors of the Reporting Person	596,045(3)

William B. McGuire, Jr.	Co-Chairman of the Board of Directors of the Reporting Person	620,313(4)

James H. Hance, Jr.	Vice Chairman and Chief Financial Officer Bank of America 100 North Tryon Street Charlotte, NC 28202	-0-

Henry H. Fishkind	President Fishkind & Associates, Inc. 11869 High Tech Avenue Orlando, FL 32817	-0-

Nelson Schwab III	Managing Director Carousel Capital 201 North Tryon Street Charlotte, NC 28202	-0-

James M. Allwin	President Aetos Capital, LLC 375 Park Avenue New York, NY 10152	-0-

Wendy P. Riches	Director of the Reporting Person	-0-

Executive Officers:

Michael L. Schwarz	Executive Vice President and Chief Operating Officer of the Reporting Person	-0-

(Page 5 of 7 Pages)

	Principal Occupation or	Number of Units
	Employment/	Beneficially Owned
Name	Name and Address of Business (1)	(2)

Randall M. Ell	Executive Vice President of Property Operations of the Reporting Person	-0-

Gregg D. Adzema	Executive Vice President and Chief Financial Officer of the Reporting Person	-0-

Keith L. Downey	Executive Vice President of Construction of the Reporting Person	1,723(5)

(1)	Unless otherwise noted, the business address of such person is Summit Properties Inc., 309 East Morehead Street, Suite 200, Charlotte, NC 28202.

(2)	Each person possesses sole voting and dispositive power with respect to the Units beneficially owned by such person as set forth above.

(3)	Represents approximately 2.0% of the Units outstanding as of May 27, 2003.

(4)	Represents approximately 2.1% of the Units outstanding as of May 27, 2003.

(5)	Represents less than 1.0% of the Units outstanding as of May 27, 2003.

(Page 6 of 7 Pages)

SCHEDULE II

     Described below are the acquisitions and dispositions of Units of the Issuer by the Reporting Person on May 27, 2003 and during the 60 days prior to such date. With respect to Units acquired or disposed of by the Reporting Person as a result of a transaction under an Employee Plan, each such Unit corresponds to the issuance of a share of Common Stock by the Reporting Person pursuant to such Employee Plan or the reduction in the number of shares previously issued by, or the delivery of shares to, the Reporting Person pursuant to such Employee Plan. With respect to the Units disposed of by the Reporting Person as a result of the Reporting Person’s common stock repurchase program (the “Repurchase Program”), each such Unit corresponds to the repurchase by the Reporting Person of one share of its Common Stock.

Date	No. of Units	Nature of Transaction

3/31/03	35	Reduction in the number of shares of Common Stock issued by the Reporting Person pursuant to an Employee Plan (Disposition)

4/2/03	41	Issuance of shares of Common Stock by the Reporting Person pursuant to an Employee Plan (Acquisition)

4/21/03	16,900	Repurchase of shares of Common Stock by the Reporting Person pursuant to the Repurchase Program (Disposition)

4/29/03	265	Reduction in the number of shares of Common Stock issued by the Reporting Person pursuant to an Employee Plan (Disposition)

5/12/03	30,000	Issuance of shares of Common Stock by the Reporting Person pursuant to an Employee Plan (Acquisition)

	27,197	Delivery of shares of Common Stock to the Reporting Person in connection with an Employee Plan (Disposition)

5/19/03	133	Reduction in the number of shares of Common Stock issued by the Reporting Person pursuant to an Employee Plan (Disposition)

5/22/03	40,000	Issuance of shares of Common Stock by the Reporting Person pursuant to an Employee Plan (Acquisition)

	14,647	Delivery of shares of Common Stock to the Reporting Person in connection with an Employee Plan (Disposition)

5/27/03	35	Reduction in the number of shares of Common Stock issued by the Reporting Person pursuant to an Employee Plan (Disposition)

	340,000	Repurchase of shares of Common Stock by the Reporting Person pursuant to the Repurchase Program (Disposition)

(Page 7 of 7 Pages)